UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Robert A. Copen

Thorndale Farm, Inc.

63 Front Street

Millbrook, New York 12545

(845) 605-3633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380446C 10 9	Page 2

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 27,118,600
	9	Sole dispositive power —
	10	Shared dispositive power 27,118,600

11	Aggregate amount beneficially owned by each person 27,118,600
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 24.46%
14	Type of reporting person CO

CUSIP No. 380446C 10 9	Page 3

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm Gogo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 27,118,600
	9	Sole dispositive power —
	10	Shared dispositive power 27,118,600

11	Aggregate amount beneficially owned by each person 27,118,600
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of class represented by amount in Row (11) 24.46%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 4

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 346,400
	8	Shared voting power 27,258,236
	9	Sole dispositive power 346,400
	10	Shared dispositive power 27,258,236

11	Aggregate amount beneficially owned by each person 27,604,636
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 24.90%
14	Type of reporting person IN

CUSIP No. 380446C 10 9	Page 5

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) OAP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 139,536
	9	Sole dispositive power —
	10	Shared dispositive power 139,536

11	Aggregate amount beneficially owned by each person 139,536
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.13%
14	Type of reporting person OO

This Amendment No. 7 to Schedule 13D is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013, as amended on May 16, 2014, August 13, 2014, November 17, 2015, May 2, 2016, September 2, 2016 and October 3, 2017 (as amended, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 27,604,636 shares of Common Stock.

The shares owned directly by Thorndale Farm Gogo are beneficially owned indirectly by Thorndale Farm and Mr. Thorne. Thorndale Farm is the managing member of Thorndale Farm Gogo and Mr. Thorne is the chief executive officer of Thorndale Farm. As such, Thorndale Farm and Mr. Thorne may be deemed to have beneficial ownership of the shares held by Thorndale Farm Gogo.

The shares owned directly by OAP are beneficially owned indirectly by Mr. Thorne. Mr. Thorne is the managing member of OAP and may be deemed to have beneficial ownership of the shares held by OAP.

The shares reported by Mr. Thorne include an additional 346,400 shares of Common Stock directly owned by Mr. Thorne over which he has sole voting and dispositive power, and an additional 100 shares of Common Stock directly owned by Mr. Thorne’s spouse over which he has shared voting and dispositive power.

To the knowledge of the Reporting Persons none of the Covered Persons directly owns any shares of Common Stock, except for those shares noted in the immediately preceding paragraph which are held directly by Mr. Thorne or his spouse.

All percentages calculated in this Schedule 13D are based upon an aggregate of 110,878,382 shares of Common Stock outstanding February 25, 2022, as reported in the Annual Report on Form 10-K for the year ended December 31, 2021, as filed by the Issuer with the Commission on March 3, 2022.

(c)

On March 17, 2022, Mr. Thorne received 18,750 shares of Common Stock as a result of the vesting of restricted stock units received in connection with his employment with the Issuer.

On March 29, 2022, Mr. Thorne received 43,018 shares of Common Stock as a result of the vesting of restricted stock units received in connection with his employment with the Issuer, 21,065 of which were sold for $19.57 per share to cover taxes associated with the vesting.

Additionally, on May 6, 2022, Thorndale Farm Private Equity 2, LLC, of which Thorndale Farm, Inc. is the managing member, converted a principal amount of $8,000,000 of the Issuer’s 6.00% Convertible Senior Notes due 2022 into 1,333,333 shares of Common Stock and concurrently assigned such shares to Thorndale Farm Gogo.

Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

THORNDALE FARM, INC.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

THORNDALE FARM GOGO, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member